EXHIBIT 99.1

Elbit Vision Systems Announces Second Quarter 2016 Results

Revenues at $2.6 million, up 33% year-over-year
Net income at $587 thousand, up 19% year-over-year

Second Quarter 2016 highlights

  Revenue at $2.6 million, up 33% year-over-year;
  Gross and operating margins at 54.3% and 24.6%, respectively;
  Net income of $587 thousand, representing 23% of revenues;
  Shareholders’ equity reached $4.8 million (versus $1.3 million at quarter-end Q2 2015)
  Quarter-end cash and equivalents were $3.95 million (versus $1.4 million at quarter-end Q2 2015)

CAESAREA, Israel, Aug. 10, 2016 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the quarter ending June 30, 2016.

Sam Cohen, CEO of EVS commented, “We are certainly pleased with our second quarter results, which show continued revenue growth. Demand for our legacy products remains very strong, while iBar sales continue trending upward. iBar has established itself within the industry to be a breakthrough product offering incredible performance and immediate payback. Our market has thoroughly tested this new technology, accepted its performance and value and is now budgeting capital for more substantial orders.”

Second Quarter 2016 Results
Revenues for the quarter were $2.6 million. This represents an increase of 33% compared to $1.9 million in the second quarter of 2015 and 9.7% sequential growth compared to $2.3 million in the prior quarter.

Gross profit for the quarter was $1.4 million (54.3% of revenues). This is compared to $1.1 million (58.5% of revenues) for the second quarter of 2015 and $1.3 million (57.8% of revenues) in the previous quarter.  The variance in the gross margin between quarters is due to the product and geographic mix of sales made in a specific quarter.

Operating income for the quarter was $630 thousand (24.7% of revenue). This is compared to $502 thousand (26.1% of revenues) in the second quarter of 2015, and $496 thousand (21.3% of revenues) in the previous quarter.

Net income was $587 thousand (23.0% of revenue). This represents an increase of 19% compared to $493 thousand (25.7% of revenues) in the second quarter of 2015, and an increase of 27.6% compared to $460 thousand (19.8% of revenues) in the previous quarter.

Conference call details
The Company will also host a conference call today, August 10, starting at 8:30 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 866 652 8972	at 8:30 am Eastern Time
Israel:	03 918 0691	at 3:30 pm Israel Time
International:	+972 3 918 0691

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’ website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT JUNE 30, 2016
IN U.S. DOLLARS

	Jun-30		Dec-31
	2016	2015	2015

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	3,950	1,413	3,305
Restricted deposits (short term)	112	32	69

Trade accounts receivable	1,515	1,352	1,383
Other receivables	56	178	78
Inventories	1,378	1,106	1,419
Total current assets	7,011	4,081	6,254

LONG-TERM RECEIVABLES:
Severance pay fund	140	200	193
Other long-term receivables	68	89	67
Total long-term receivables	208	289	260

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	36	26	36

OTHER ASSETS
Goodwill	242	242	242

Total assets	7,497	4,638	6,792

	Jun-30		Dec-31
	2016	2015	2015

	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	146	183	149
Current Maturities of Loan from Other	-	86	-

Trade account payable	669	721	1,171
Deferred revenues	470	762	324
Other payables	669	519	441
Total current liabilities	1,954	2,271	2,085

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	318	398	373
Other Long Terms liabilities	293	482	429
Accrued severance pay	154	213	206
Total long-term liabilities	765	1,093	1,008
Total liabilities	2,719	3,364	3,093

SHAREHOLDERS’ EQUITY	4,778	1,274	3,699

Total liabilities and shareholders’ Equity	7,497	4,638	6,792

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE-MONTHS PERIOD ENDED JUNE 30, 2016
IN U.S. DOLLARS

	6 months ended		3 months ended		year ended
	Jun-30		Jun-30		December 31,
	2016	2015	2016	2015	2015
	U.S. dollars in thousands (except per share data)

Revenues	4,884	3,870	2,555	1,921	9,128

Cost of Revenues	2,150	1,626	1,168	798	3,882

Gross Profit	2,734	2,244	1,387	1,123	5,246

Research and development	523	289	250	158	765

Marketing and selling	667	611	293	267	1,411
General and administrative	418	385	214	196	808

Operating Income	1,126	959	630	502	2,262

Financial Expenses - net	(79)	(103)	(43)	(9)	(144)

Profit before taxes on income	1,047	856	587	493	2,118

Taxes on Income	-	-	-	-	-
Net profit for the period	1,047	856	587	493	2,118

Profit per share basic	0.011	0.010	0.006	0.006	0.025
Profit per share diluted	0.011	0.010	0.006	0.006	0.025
Weighted average number of shares used in Computation of profit per share:

Basic (in thousands)	93,353	85,375	93,377	85,375	85,461
Diluted (in thousands)	93,555	85,481	93,578	85,420	85,681

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 46107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft/Gavriel Frohwein
Tel: +1 646 688 3559
evs@gkir.com